Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

December 1, 2020

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim Allegretto

Mara Ransom

Nicholas Lamparksi

Tony Watson

Re:	Hydrofarm Holdings Group, Inc.

Registration Statement on Form S-1

Submitted November 12, 2020

CIK 0001695295

Ladies and Gentlemen:

This letter sets forth the response of Hydrofarm Holdings Group, Inc. (the “Company”) to the comment letter, dated November 27, 2020, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 publicly filed on November 12, 2020 (the “Registration Statement”). Concurrently, the Company is submitting an amendment to the Registration Statement (the “Amendment”).

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in the Amendment. References to page numbers in this letter refer to the pagination of the Amendment.

1.	Note 9. Stock Based Compensation, page F-68. We note your grant date fair value of your stock options increased from $.21 to $1.28. Please tell us your consideration of disclosing the change in your significant assumptions used to value your stock options for the period ended September 30, 2020. Refer to ASC 718-10-55-21.

Response: The Company respectfully acknowledges the Staff’s comment and agrees that ASC 718-10-55-21 provides that an entity shall estimate the fair value for a share option or similar instrument using valuation techniques or models that meet the requirements in ASC 718-10-55-11 and takes into account the exercise price, expected term, current value of the underlying share, volatility, dividend rate and risk-free rate.

Boston	London	Los Angeles	New York	San Diego	San Francisco	Washington
MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ December 1, 2020 Page 2

In accordance with the guidance in ASC 718, the Company estimates the fair value of option-based awards using the Black-Scholes valuation model. The following assumptions were used for the respective periods in 2020 and 2019 and reflect a 1-for-3.3712 reverse stock split of the Company’s common stock effected on November 24, 2020:

	Nine months ended September 30,
	2020	2019
Fair value of common stock underlying the options	$6.07 to $11.06	$4.82
Volatility	50% to 55%	30%
Risk-free rate	0.03% to 0.89%	1.37% to 2.49%
Dividend yield	Nil	Nil
Expected term in years	5.0 to 5.61	5.0 to 5.62

An important input into the Black-Scholes model is the fair value of common stock underlying the options. Such valuation is the responsibility of, and determined by the Company, and uses valuation methods which include using the discounted cash flow and guideline public company methods to value its common stock.

The weighted average fair value per share of $0.71 (or $0.21 pre-split) for all outstanding options and the fair value of the common stock underlying the options as of December 31, 2019 reflected the industry-wide slowdown that occurred between 2017 and 2018 and carried into 2019 which resulted in, among other impacts, an inventory over-supply environment and depressed gross profit margins. Also, the exercise price per share of $8.43 (or $2.50 pre-split) of all awards through 2019 was in excess of the underlying fair value of the common stock on the grant date.

The change in the weighted average fair value per share to $4.32 ($1.28 pre-split) for option grants during the nine months ended September 30, 2020, from the weighted average fair value for options outstanding as of December 31, 2019, was due to a number of factors. Those factors impacting the Company’s valuation of the underlying common stock in 2020 included a higher enterprise valuation due to an improvement in financial performance, namely (i) an increase in net sales; and, (ii) a higher gross profit margin percentage primarily due to a more favorable mix of proprietary and exclusive branded products which typically carry a higher gross margin and lower freight cost. Another factor which impacted assumptions for the fair value of the common stock during the nine months ended September 30, 2020 was a higher probability of a successful initial public offering compared to assumptions for the nine months ended September 30, 2019. Also, the exercise prices for options granted after June 2020 were no longer in excess of the fair value of the underlying common share which further increased the option value compared to awards previously granted in 2019. The volatility for the nine months ended September 30, 2020 increased compared to the same period in 2019 as a result of increases in the volatilities of the public comparable companies used to determine the Company’s volatility. As result of these factors, the weighted average fair value per share of $0.71 for options outstanding as of January 1, 2020 was increased to a weighted average fair value per share of $4.32 for options granted during the nine months ended September 30, 2020.

After further consideration, the Company has expanded its disclosure of the changes in its significant assumptions used to value stock options for the period ended September 30, 2020 on page F-69 of the Amendment. Based on the expanded disclosure, the Company believes it has complied with the guidance in Regulation S-X, Rule 10-01(a)(5).

2.	Note 11. Subsequent Events, page F-70. We note your disclosure that vesting of the 1,000,000 restricted stock unit award was modified. Please tell us your consideration of disclosing the potential impact of the modified vesting terms on your financial statements.

Response: The Company respectfully acknowledges the Staff’s comment. The award for 296,630 units (1,000,000 pre-split) will be remeasured to its fair value as of the date of modification in the fourth quarter but the value of the award will not be recognized as expense until a performance condition dependent upon an initial public offering is met which is no earlier than the fourth quarter. The Company has expanded the disclosure on page F-70 of the Amendment to clarify the potential impact on its financial statements and has revised the disclosure to its Management Discussion & Analysis on page 71 of the Amendment, to provide an estimate of its fourth quarter 2020 share-based compensation expense which incorporates, among other things, its estimate of the impact of the modification to the 1,000,000 pre-split restricted stock unit award.

MINTZ December 1, 2020 Page 3

3.	Exhibits. We note that you have filed your Amended and Restated Certificate of Incorporation as Exhibit 3.1. Please ensure it clearly states, as you do on pages 52 and 132 of your registration statement, that the exclusive forum provisions does not apply to any actions arising under the Securities Act or Exchange Act, or tell us how you will inform investors in future filings.

Response: The Company respectfully acknowledges the Staff's comment and notes that it filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”) with the Delaware Secretary of State on November 24, 2020, which amends Article IX of the Amended and Restated Certificate of Incorporation to state that the exclusive forum provisions do not apply to any actions arising under the Securities Act or Exchange Act. The Certificate of Amendment will be filed as Exhibit 3.2 to the Amendment.

If you have any questions or comments in connection with this letter or the Amendment, please contact the undersigned by phone at (212) 692-6768 or via e-mail at krkoch@mintz.com.

Very truly yours,

/s/ Kenneth R. Koch

Kenneth R. Koch

cc:	William Toler, Chief Executive Officer (Hydrofarm Holdings Group, Inc.)

B. John Lindeman, Chief Financial Officer (Hydrofarm Holdings Group, Inc.)